UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

Transocean Ltd.

(Name of Issuer)

Shares, par value CHF 0.10 per share

(Title of Class of Securities)

H8817H100

(CUSIP Number)

c/o Daniel Ro-Trock
Transocean Ltd.
Turmstrasse 30

6312 Steinhausen
Switzerland CH-6312

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H8817H100
1	Names of Reporting Persons Frederik W. Mohn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 234,920 (2)
	8	Shared Voting Power 82,596,498 (2)
	9	Sole Dispositive Power 234,920 (2)
	10	Shared Dispositive Power 82,596,498 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,831,418 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 11.5% (3)
14	Type of Reporting Person (See Instructions) IN

(1)	See Item 3 for additional information.
(2)	Includes (a) 22,148 Shares and 18,000 Shares issuable upon the exchange of $185,000 aggregate principal amount of 0.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case individually owned by Mr. Mohn, (b) 47,996,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case held directly by Perestroika (Cyprus) Ltd. and (c) 194,772 Shares issuable in relation to vested restricted share units Mr. Mohn has the right to receive based upon his service as a director of the Issuer.
(3)	The percentage is based upon the 721,888,427 Shares outstanding as of October 27, 2022, as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika AS
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 82,596,498 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 82,596,498 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,596,498 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 Approximately 11.4% (3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.
(2)	Includes 47,996,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate), in each case owned by Perestroika (Cyprus) Ltd.
(3)	The percentage is based upon the 721,888,427 Shares outstanding as of October 27, 2022, as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. H8817H100
1	Names of Reporting Persons Perestroika (Cyprus) Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 82,596,498 (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 82,596,498 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,596,498 (2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented by Amount in Row 11 Approximately 11.4% (3)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 3 for additional information.
(2)	Includes 47,996,351 Shares and 34,600,147 Shares issuable upon exchange of $213,367,000 aggregate principal amount of 2.5% Exchangeable Bonds (which are exchangeable into Shares at the applicable initial exchange rate).
(3)	The percentage is based upon the 721,888,427 Shares outstanding as of October 27, 2022, as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to the shares, par value CHF 0.10 per share (the “Shares”), of Transocean Ltd., a company organized under the laws of Switzerland (the “Issuer”). This Amendment amends the statement on Schedule 13D previously jointly filed by Frederik W. Mohn (“Mr. Mohn”), Perestroika AS, a Norwegian private limited company (“Perestroika AS”), Perestroika (Cyprus) Ltd., a Cyprus private limited company and a wholly owned subsidiary of Perestroika AS (“Perestroika Sub”), with the Securities and Exchange Commission on May 17, 2022, as previously amended (the “Prior Schedule 13D”). As used herein, “Perestroika” refers to Mr. Mohn, Perestroika AS and Perestroika Sub. Unless set forth in this Amendment, all Items are unchanged from the Prior Schedule 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On December 12, 2022, Perestroika AS transferred 14,900,000 of its Shares to Perestroika Sub at a price of $3.73 per Share as an in-kind contribution to the capital of Perestroika Sub for which new shares of Perestroika Sub will be issued. This contribution represents a change in the form of Mr. Mohn’s and Perestroika AS’s beneficial ownership but does not change the overall amount of Shares beneficially owned by Mr. Mohn or Perestroika AS.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a)  The aggregate number and percentage of Shares (including Shares issuable upon the exchange of the 0.5% Exchangeable Bonds and the 2.5% Exchangeable Bonds at the applicable initial exchange rate) beneficially owned by the Reporting Persons are as follows (based upon the 721,888,427 Shares outstanding as of October 27, 2022, as disclosed by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022):

(i)	Mr. Mohn beneficially owns 82,831,418 Shares, or approximately 11.5%.

(ii)	Perestroika AS beneficially owns 82,596,498 Shares, or approximately 11.4%; and

(iii)	Perestroika Sub beneficially owns 82,596,498 Shares, or approximately 11.4%.

(b)

Mr. Mohn has:

(i)	sole power to vote or direct the vote of 234,920 Shares;

(ii)	shared power to vote or direct the vote of 82,596,498 Shares;

(iii)	sole power to dispose or direct the disposition of 234,920 Shares; and

(iv)	shared power to dispose or direct the disposition of 82,596,498 Shares.

Perestroika AS has:

(i)	sole power to vote or direct the vote of 0 Shares;

(ii)	shared power to vote or direct the vote of 82,596,498 Shares;

(iii)	sole power to dispose or direct the disposition of 0 Shares; and

(iv)	shared power to dispose or direct the disposition of 82,596,498 Shares.

Perestroika Sub has:

(i)	sole power to vote or direct the vote of 0 Shares;

(ii)	shared power to vote or direct the vote of 82,596,498 Shares;

(iii)	sole power to dispose or direct the disposition of 0 Shares; and

(iv)	shared power to dispose or direct the disposition of 82,596,498 Shares.

(c)               Except as described in Item 3 above, there have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.

(d)              Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares and Exchangeable Bonds beneficially owed by the Reporting Persons.

(e)               Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 19, 2022

FREDERIK W. MOHN

By:	/s/ Frederik W. Mohn
Name:	Frederik W. Mohn,
In his individual capacity

PERESTROIKA AS

By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Chairman and Sole Director

PERESTROIKA (CYPRUS) LTD.

By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Director